UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2014

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” (A) include (i) 24 vessels we owned as of September 30, 2014, or “our owned vessels,” (ii) one newbuilding delivered from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” in October 2014 and an additional vessel expected to be delivered in December 2014, or the “2014 newbuildings,” (iii) four newbuildings expected to be delivered from Jiangnan between during 2015, or the “2015 newbuildings” and (iv) six newbuildings expected to be delivered from Jiangnan during 2016, or the “2016 newbuildings” and (iv) two newbuildings expected to be delivered from Hyundai Mipo Dockyard, South Korea between January and April of 2017, or the “2017 newbuildings”; and (B) exclude the chartered-in vessel that we have chartered-in through December 2014” As used in this report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F for the year ended December 31, 2013. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

On November 26, 2013, we completed our initial public offering, or “IPO,” of 13,800,000 shares of our common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. We offered 9,030,000 shares of common stock and certain selling stockholders offered 4,770,000 shares of common stock. We received net proceeds of approximately $156.4 million, after deducting underwriting discounts and expenses, from our sale of 9,030,000 shares in the offering.

Recent Developments

On April 17, 2014, we exercised an option to build an additional three 35,000 cubic meter ethylene/ethane capable semi-refrigerated liquefied gas carriers, in addition to the one vessel of the same size already under construction. The three additional vessels will be built at Jiangnan Shipyard in China at a construction price of $78.4 million each.

On June 20, 2014 we took delivery of Navigator Atlas, the first 2014 newbuilding from Jiangnan. On October 15, 2014, we took delivery of Navigator Europa, the second of the 2014 newbuildings from Jiangnan.

In October 2014, we placed an order for two 22,000 cubic meter semi-refrigerated liquefied gas carriers at Hyundai Mipo Dockyard in South Korea at a construction price of $51.0 million each. These vessels will operate on time charters for an initial term of five years from delivery, scheduled to be between January and April 2017, with a charterer’s option, exercisable by May 31, 2015, to extend the term for one additional five year term.

Following our October 2014 order to build two semi-refrigerated liquefied gas carriers and the delivery of two of the 2014 newbuildings, we have thirteen vessels in our newbuilding program, one of which is expected to be delivered in 2014, four in 2015, six 2016 and two in 2017.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the three and nine months ended September 30, 2013, reflect the results of operations of a weighted average fleet size of 21.4 and 18.2 vessels respectively, resulting in 23 vessels at September 30, 2013, ten of which were then recent deliveries from the 11 A.P. Møller handysize fleet. We took delivery of all 11 of the A.P. Møller vessels during 2013, bringing our total fleet size to 24 by December 31, 2013. This number increased to 25 vessels as of September 30, 2014, following the delivery of a 2014 newbuilding, Navigator Atlas, in June 2014.

•	Future Fleet Size. We have entered into agreements to acquire thirteen newbuilding liquefied gas carriers, with one further handysize vessel expected to be delivered during 2014, four handysize vessels in 2015, two handysize vessels and four 35,000 cbm vessels in 2016 and two handysize vessels in 2017. Furthermore, the time charter relating to our chartered-in vessel currently terminates in December 2014, after which such vessel will no longer contribute to our results of operations unless we extend the charter-in relationship.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will incur additional general administration costs and other corporate expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders, costs relating to internal controls over financial reporting, SEC filings, investor relations and NYSE annual listing fees. We also expect to grant equity compensation that would result in an expense to us.

•	We will have different financing arrangements. We have entered into secured term loan facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities” and “—Senior Unsecured Bonds.” We will enter into additional lending arrangements for the newbuildings currently not subject to a loan facility.

Results of Operations for the Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

The following table compares our operating results for the three months ended September 30, 2013 and 2014:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Percentage Change
	(in thousands, except percentages)
Operating revenue	$64,215	$80,612	25.5%

Operating expenses:
Address and brokerage commissions	1,351	1,765	30.6%
Voyage expenses	13,645	13,818	1.3%
Charter-in costs	1,800	2,096	16.4%
Vessel operating expenses	14,972	17,623	17.7%
Depreciation and amortization	10,125	11,532	13.9%
General administration costs	1,427	2,415	69.2%
Other corporate expenses	1,929	368	(80.9%)

Total operating expenses	$45,249	$49,617	9.7%

Operating income	$18,966	$30,995	63.4%
Interest expense	(7,814)	(7,274)	(6.9%)
Interest income	12	10	(16.7%)

Income before income taxes	$11,164	$23,731	112.6%
Income taxes	142	72	(49.3%)

Net income	$11,022	$23,659	114.7%

Operating Revenue. Operating revenue increased by $16.4 million or 25.5% to $80.6 million for the three months ended September 30, 2014, from $64.2 million for the three months ended September 30, 2013. This increase was primarily due to:

•	an increase in operating revenue of approximately $7.4 million attributable to an increase in the weighted average number of vessels from 21.4 to 25.0, or 16.8%, for the three months ended September 30, 2014, and a corresponding increase in vessel ownership days by 335 days, or 17.0%, for the three months ended September 30, 2014, as compared to the three months ended September 30, 2013;

•	an increase in operating revenue of approximately $3.7 million attributable to improved average monthly charter rates, which rose to an average of approximately $924,870 per vessel per calendar month ($30,407 per day) for the three months ended September 30, 2014, as compared to an average of approximately $868,575 per vessel per calendar month ($28,556 per day) for the three months ended September 30, 2013;

•	an increase in operating revenue of approximately $5.1 million attributable to an increase in fleet utilization from 90.9% during the three months ended September 30, 2013 to 98.4% during the three months ended September 30, 2014, as the lower utilization for the three months ended September 30, 2013 was associated with positioning the newly acquired vessels from A.P. Møller; and

•	an increase in operating revenue of approximately $0.2 million relating to a relative increase in the number of voyage charters to time charters during the three months ended September 30, 2014, compared to the three months ended September 30, 2013.

The following table presents selected operating data for the three months ended September 30, 2013 and 2014, which we believe is useful in understanding our operating revenue:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Fleet Data:
Weighted average number of vessels	21.4	25.0
Ownership days	1,965	2,300
Available days	1,948	2,232
Operating days	1,771	2,197
Fleet utilization	90.9%	98.4%
Average daily time charter equivalent rate	$28,556	$30,407

Address and Brokerage Commissions. Address and brokerage commissions increased by 30.6% to $1.8 million for the three months ended September 30, 2014, from $1.4 million for the three months ended September 30, 2013, as the number of vessels in our fleet, our fleet utilization and our charter rates all increased and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses increased by 1.3% to $13.8 million for the three months ended September 30, 2014, from $13.6 million for the three months ended September 30, 2013. This small increase was primarily due to an increased number or cost of voyage charters undertaken during the three months ended September 30, 2014 compared to the three months ended September 30, 2013.

Charter-in Costs. Charter-in costs increased by 16.4% to $2.1 million for the three months ended September 30, 2014, from $1.8 million for the three months ended September 30, 2013. This increase reflects an increased market rate payable for the chartered in vessel with effect from January 1, 2014.

Vessel Operating Expenses. Vessel operating expenses increased by 17.7% to $17.6 million for the three months ended September 30, 2014, from $15.0 million for the three months ended September 30, 2013, as the number of vessels in our fleet increased. Vessel operating expenses increased marginally, by $50 per day, or 0.6%, to $7,976 per vessel per day for the three months ended September 30, 2014, compared to $7,926 per vessel per day for the three months ended September 30, 2013.

Depreciation and Amortization. Depreciation and amortization expense increased by 13.9% to $11.5 million for the three months ended September 30, 2014, from $10.1 million for the three months ended September 30, 2013. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $1.0 million for the three months ended September 30, 2014, and $0.9 million for the three months ended September 30, 2013.

Other Operating Results

General Administration Costs. General administration costs increased by 69.2% to $2.4 million for the three months ended September 30, 2014, from $1.4 million for the three months ended September 30, 2013, primarily due to additional costs attributable to enlarged operations associated with fleet expansion and additional costs associated with being a publicly-traded corporation.

Other Corporate Expenses. Other corporate expenses decreased by 80.9% to $0.4 million for the three months ended September 30, 2014, from $1.9 million for the three months ended September 30, 2013 primarily due to incurring project feasibility costs associated with the evaluation of a terminal development opportunity during the three months ended September 30, 2013.

Interest Expense. Interest expense decreased to $7.3 million for the three months ended September 30, 2014, from $7.8 million for the three months ended September 30, 2013. This decrease was primarily due to prepaying $120.0 million outstanding under a secured term loan facility on July 7, 2014.

Interest Income. Interest income decreased to $10,066 for the three months ended September 30, 2014, from $12,146 for the three months ended September 30, 2013. The decrease in interest income for the three months ended September 30, 2014, was primarily due to a reduction of cash on deposit following the prepayment of $120.0 million on a secured term loan facility.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singaporean subsidiary earns interest payments from our subsidiary in Indonesia, where the main corporate tax rates are 21% and 17%, respectively. For the three months ended September 30, 2014, we incurred taxes of $71,904 as compared to taxes for the three months ended September 30, 2013 of $141,704.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

The following table compares our operating results for the nine months ended September 30, 2013 and 2014:

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014	Percentage Change
	(in thousands, except percentages)
Operating revenue	$167,031	$226,501	35.6%

Operating expenses:
Address and brokerage commissions	3,926	5,011	27.6%
Voyage expenses	35,905	35,875	(0.1%)
Charter-in costs	4,975	6,296	26.6%
Vessel operating expenses	37,905	52,717	39.1%
Depreciation and amortization	25,807	33,727	30.7%
General administration costs	4,622	7,699	66.6%
Other corporate expenses	2,928	1,750	(40.2%)

Total operating expenses	$116,068	$143,075	23.3%

Operating income	$50,963	$83,426	63.7%
Interest expense	(20,553)	(22,943)	11.6%
Interest income	58	227	291.4%

Income before income taxes	$30,468	$60,710	99.3%
Income taxes	365	505	38.4%

Net income	$30,103	$60,205	100.0%

Operating Revenue. Operating revenue increased by $59.5 million or 35.6% to $226.5 million for the nine months ended September 30, 2014, from $167.0 million for the nine months ended September 30, 2013. This increase was primarily due to:

•	an increase in operating revenue of approximately $44.6 million attributable to an increase in the weighted average number of vessels from 18.2 to 24.4, or 34.1%, for the nine months ended September 30, 2014, and a corresponding increase in vessel ownership days by 1,674 days, or 33.6%, for the nine months ended September 30, 2014, as compared to the nine months ended September 30, 2013;

•	an increase in operating revenue of approximately $6.6 million attributable to improved average monthly charter rates, which rose to an average of approximately $905,064 per vessel per calendar month ($29,756 per day) for the nine months ended September 30, 2014, as compared to an average of approximately $872,197 per vessel per calendar month ($28,675 per day) for the nine months ended September 30, 2013;

•	an increase in operating revenue of approximately $8.3 million attributable to an increase in fleet utilization from 93.9% for the nine months ended September 30, 2013 to 98.2% for the nine months ended September 30, 2014; and

The following table presents selected operating data for the nine months ended September 30, 2013 and 2014, which we believe is useful in understanding our operating revenue:

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Fleet Data:
Weighted average number of vessels	18.2	24.4
Ownership days	4,981	6,655
Available days	4,869	6,523
Operating days	4,573	6,406
Fleet utilization	93.9%	98.2%
Average daily time charter equivalent rate	$28,675	$30,003

Address and Brokerage Commissions. Address and brokerage commissions increased by 27.6% to $5.0 million for the nine months ended September 30, 2014, from $3.9 million for the nine months ended September 30, 2013, principally as the number of vessels in our fleet, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses decreased by 0.1% to $35.9 million for the nine months ended September 30, 2014, from $35.9 million for the nine months ended September 30, 2013. This minimal decrease was primarily due to a slightly decreased number of voyage charters undertaken during the nine months ended September 30, 2014.

Charter-in Costs. Charter-in costs increased by 26.6% to $6.3 million for the nine months ended September 30, 2014, from $5.0 million for the nine months ended September 30, 2013. This increase is primarily related to the chartered in vessel being in drydock during 2013, when no charter-in costs were incurred for an associated seven week period, compared to the chartered in vessel being in operation for the entire nine months ended September 30, 2014, at an increased charter-in rate with effect from January 1, 2014.

Vessel Operating Expenses. Vessel operating expenses increased by 39.1% to $52.7 million for the nine months ended September 30, 2014, from $37.9 million for the nine months ended September 30, 2013, as the number of vessels in our fleet increased. Vessel operating expenses increased by $358 per day, or 4.5%, to $8,255 per vessel per day for the nine months ended September 30, 2014, compared to $7,897 per vessel per day for the nine months ended September 30, 2013. These increases were primarily due to higher costs on our ethylene vessels and additional operating expenses incurred for work undertaken on general maintenance while six of our vessels were in drydock.

Depreciation and Amortization. Depreciation and amortization expense increased by 30.7% to $33.7 million for the nine months ended September 30, 2014, from $25.8 million for the nine months ended September 30, 2013. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.9 million for the nine months ended September 30, 2014, and $2.3 million for the nine months ended September 30, 2013.

Other Operating Results

General Administration Costs. General administration costs increased by 66.6% to $7.7 million for the nine months ended September 30, 2014, from $4.6 million for the nine months ended September 30, 2013, primarily due to additional costs attributable to enlarged operations associated with fleet expansion and additional costs associated with being a publicly-traded corporation.

Other Corporate Expenses. Other corporate expenses decreased by 40.2% to $1.8 million for the nine months ended September 30, 2014, from $2.9 million for the nine months ended September 30, 2013 primarily due to incurring project feasibility costs associated with the evaluation of a terminal development opportunity during the three months ended September 30, 2013.

Interest Expense. Interest expense increased to $22.9 million for the nine months ended September 30, 2014, from $20.6 million for the nine months ended September 30, 2013. This increase was primarily due to increased interest expense and finance charges for our entry into an additional secured term loan facility in February 2013 to facilitate the acquisition of the fleet of 11 handysized vessels from A.P. Møller, offset in part by to a reduced interest expense due to us prepaying $120.0 million outstanding under a secured term loan facility on July 7, 2014.

Interest Income. Interest income increased to $226,856 for the nine months ended September 30, 2014, from $58,325 for the nine months ended September 30, 2013. The increase in interest income for the nine months ended September 30, 2014, was primarily due to interest generated on unapplied proceeds from our initial public offering.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singaporean subsidiary earns interest payments from our subsidiary in Indonesia, where the main corporate tax rates are 21% and 17%, respectively. For the nine months ended September 30, 2014, we incurred taxes of $504,922 as compared to taxes for the nine months ended September 30, 2013 of $365,622.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the construction of vessels, repayments of bank loans, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and financing expenses. Our primary sources of funds have been cash from operations and proceeds from the secured term loan facilities. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuild vessels and potential future acquisitions. At September 30, 2014, we had contracted to construct 12 newbuildings for an aggregate of $688.0 million, which comprised of two 2014 newbuildings from Jiangnan Shipyard, China for $49.9 million per vessel, the five 2015 newbuildings from Jiangnan for an average of $46.3 million per vessel and the five 2016 newbuildings from Jiangnan, one vessel for $44.0 million, one for $77.4 million and three vessels for $78.4 million each. As of September 30, 2014, we had made aggregate payments to Jiangnan of $97.5 million.

Since September 30, 2014, we have taken delivery of an additional 2014 newbuilding (Navigator Europa) and contracted to construct two 22,000 cubic meter semi-refrigerated liquefied gas carriers at Hyundai Mipo Dockyard in South Korea at a construction price of $51.0 million each. These two vessels are scheduled for delivery in 2017 at which time they will each take up an agreed time charter for a minimum five year period.

We expect to finance the remaining construction prices of the 2014 newbuildings through previously issued equity and borrowings under our current senior term loan facilities. We expect to finance the purchase price of the 2015 newbuildings, the 2016 newbuildings and the 2017 newbuildings, in addition to any future acquisitions either through entering into new term loan facilities or through previously issued equity, internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash flows from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures.

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Six of our vessels required drydocking during 2014, all of which have now been completed. Eight of our vessels will require drydocking during 2015.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the initial five-year drydocking of one of our vessels is approximately $650,000, the ten-year drydocking cost is approximately $1.2 million and the 15-year drydocking cost is approximately $1.5 million. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations. Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
	(in thousands)
Net cash provided by operating activities	$54,618	$93,747
Net cash used in investing activities	(411,696)	(94,223)
Net cash provided / (used) by financing activities	262,221	(136,976)
Net decrease in cash and cash equivalents	(94,857)	(137,452)

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2014, increased to $93.7 million, from $54.6 million for the nine months ended September 30, 2013, an increase of 71.6%. This $39.1 million increase in net cash provided by operating activities for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, was primarily due to increases in net revenue referred to above and by movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $94.2 million for the nine months ended September 30, 2014, primarily represents payments made to Jiangnan shipyard, consisting of an initial installment on each of the four 35,000 cbm newbuildings, amounting to $31.3 million, four installments for the 2015 newbuildings totaling $18.2 million and the final installment of $39.9 million for the delivery of the first 2014 newbuilding, Navigator Atlas.

Net cash used in investing activities of $411.7 million for the nine months ended September 30, 2013, primarily consists of $386.9 million for the acquisition of ten of the 11 vessels acquired from A.P. Møller and $23.7 million representing a second installment payment for two of the four 2014 newbuildings and an initial installment payment on three of the 2015 newbuildings, and some payments for newbuilding supervision costs.

Financing Cash Flows. Net cash used in financing activities was $137.0 million for the nine months ended September 30, 2014, primarily consisting of $30.0 million drawn on a bank loan facility associated with the delivery of Navigator Atlas, a loan prepayment of $120.0 million, and regular loan repayments of $46.2 under the secured term loan facilities.

Net cash provided by financing activities was $262.2 million for the nine months ended September 30, 2013, principally consisting of $218.7 million drawn from new bank loan facility, $75.0 million from the issuance of common stock to the WLR Group and others, offset by $23.1 million in loan repayments and payment of financing costs of $8.2 million.

Secured Term Loan Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in April 2013, or the “April 2013 secured term loan facility.” Collectively, we refer to the debt thereunder as our “secured term loan facilities.” Proceeds of the loans under our secured term loan facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the April 2011 secured term loan facility, the April 2012 secured term loan facility and the February 2013 secured term loan facility. Following the drawdown of $30.0 million to part finance the delivery of Navigator Atlas in June 2014 there is $90.0 million under the April 2013 secured term loan facility available to be drawn to fund the remaining three original 2014 newbuilding vessels. We are the guarantor under each of the secured term loan facilities.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011 Secured Term Loan Facility. The April 2011 secured term loan facility has a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility is a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 300 basis points per annum.

April 2012 Secured Term Loan Facility. The April 2012 secured term loan facility has a term of five years with a maximum principal amount of up to $180.0 million. The April 2012 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2012. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 337.5 basis points per annum.

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2013. Advances under the facility were upon the delivery of the A.P. Møller vessels. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

On June 30, 2014, we entered into a Supplemental Agreement to our February 2013 $270 million secured term loan facility, which, among other things, (i) allows the us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, we prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013.

April 2013 Secured Term Loan Facility. The April 2013 secured term loan facility has a term of six years from the loan drawdown date with a maximum principal amount of up to $120.0 million. The April 2013 secured term loan facility is a delayed draw facility with the last availability period ending June 8, 2015. Proceeds of the loans under the April 2013 secured term loan facility is available to finance our four 2014 newbuildings, the first of which was delivered in June 2014. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. Save for the February 2013 secured term loan facility referred to above, the borrowers may not reborrow any amount that has been so prepaid.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 130% or 135% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of September 30, 2014, we were in compliance with all covenants under the secured term loan facilities, including with respect to the aggregate fair market value of our collateral vessels.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used (i) in part to finance the acquisition of the A.P. Møller vessels and (ii) for general corporate purposes. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on June 18 and December 18 of each year.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part, beginning December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually on June 30 and December 31 of each year.

Restrictive Covenants. The senior unsecured bond agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of September 30, 2014, we were in compliance with all covenants under our senior unsecured bond agreement.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of September 30, 2014.

	2014	2015	2016	2017	Thereafter	Total
	(in thousands)
Vessels under construction	$135,818	$190,546	$345,668	$20,400	$—	$692,432
Charter-in vessels	2,100	—	—	—	—	2,100
Secured term loan facilities and 9% senior unsecured bond issue	15,813	53,350	53,350	281,524	35,260	439,297
Office leases	187	747	747	631	2,189	4,500
Total contractual obligations	$153,918	$244,643	$399,765	$302,554	$37,449	$1,138,329

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 300 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities.

We invest our surplus funds with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. These deposits have original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses, including some crewing costs, and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Inflationary pressures on bunker (fuel and oil) costs in particular have risen over the past number of years and could have a material effect on our future operations if the number of vessel employment contracts for voyage charters increases. In the case of the 16 of our 24 vessels that were time-chartered to third parties as of September 30, 2014, it is the charterers who pay for bunkers. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2014 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our thirteen newbuildings;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	our expectations relating to the payment of dividends.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2013	September 30, 2014
Assets

Current assets
Cash and cash equivalents	$194,740,045	$57,288,163
Accounts receivable, net	11,837,578	6,198,260
Accrued income	7,902,234	6,127,431
Prepaid expenses and other current assets	6,282,218	9,370,736
Inventories	5,924,201	5,946,689

Total current assets	226,686,276	84,931,279

Non-current assets
Long-term debtors	316,559	316,559

Vessels in operation, net	1,026,226,551	1,051,356,195
Vessels under construction	60,197,486	100,714,101
Property, plant and equipment, net	363,015	327,997
Deferred finance costs, net	11,436,165	9,756,116

Total assets	$1,325,226,052	$1,247,402,247

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$60,750,308	$55,825,308
Accounts payable	13,585,924	8,078,608
Accrued expenses and other liabilities	6,438,384	6,275,170
Accrued interest	4,261,971	5,890,798
Deferred income	4,803,196	6,571,611

Total current liabilities	89,839,783	82,641,495

Non-current liabilities
Secured term loan facilities, net of current portion	389,734,262	258,471,531
Senior unsecured bond	125,000,000	125,000,000

Total non-current liabilities	514,734,262	383,471,531

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,339,119 shares issued and outstanding, (2013: 55,326,765)	553,267	553,391
Additional paid-in capital	584,030,816	584,474,828
Accumulated other comprehensive income / (loss)	(87,930)	(99,627)
Retained earnings	136,155,854	196,360,629

Total stockholders’ equity	720,652,007	781,289,221

Total liabilities and stockholders’ equity	$1,325,226,052	$1,247,402,247

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
Revenues
Operating revenue	$64,214,825	$80,612,380	$167,031,162	$226,500,941

Expenses
Address and brokerage commissions	1,350,877	1,764,707	3,925,711	5,011,167
Voyage expenses	13,644,729	13,818,047	35,904,888	35,875,055
Charter-in costs	1,800,000	2,096,705	4,974,718	6,296,705
Vessel operating expenses	14,971,717	17,622,528	37,904,871	52,716,523
Depreciation and amortization	10,125,125	11,532,336	25,807,664	33,727,184
General and administrative costs	1,427,504	2,414,905	4,622,147	7,699,034
Other corporate expenses	1,928,515	368,344	2,927,698	1,749,694

Total operating expenses	45,248,467	49,617,572	116,067,697	143,075,362

Operating income	18,966,358	30,994,808	50,963,465	83,425,579

Other income/(expense)
Interest expense	(7,814,207)	(7,274,065)	(20,553,641)	(22,942,738)
Interest income	12,146	10,066	58,325	226,856

Income before income taxes	11,164,297	23,730,809	30,468,149	60,709,697
Income taxes	(141,704)	(71,904)	(365,622)	(504,922)

Net income	$11,022,593	$23,658,905	$30,102,527	$60,204,775

Earnings per share:
Basic: (1)	$0.24	$0.43	$0.67	$1.09
Diluted: (1)	$0.24	$0.43	$0.67	$1.09

Weighted average number of shares outstanding:
Basic: (1)	46,296,765	55,339,113	44,751,186	55,334,454
Diluted: (1)	46,296,765	55,566,168	44,751,186	55,475,844

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2013 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 5—Common Stock to these consolidated financial statements.

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
Net income	$11,022,593	$23,658,905	$30,102,527	$60,204,775

Other Comprehensive Income / (Loss):
Foreign currency translation (loss) / gain	87,427	(128,957)	(8,896)	(11,697)

Total Comprehensive Income	$11,110,020	$23,529,948	$30,093,631	$60,193,078

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Common Stock at 0.01 par value (1)	Additional Paid-in Capital (1)	Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2013	$386,946	$352,379,033	$(114,507)	$95,172,018	$447,823,490
Issuance of common stock	165,300	230,924,215	—	—	231,089,515
Restricted shares issued March 31, 2013	600	—	—	—	600
Restricted shares issued April 7, 2013	271	—	—	—	271
Restricted shares issued April 11, 2013	150	—	—	—	150
Net income	—	—	—	40,983,836	40,983,836
Foreign currency translation	—	—	26,577	—	26,577
Share-based compensation	—	727,568	—	—	727,568

December 31, 2013	$553,267	$584,030,816	$(87,930)	$136,155,854	$720,652,007

Issuance of common stock, net of issuance costs	—	(337,876)	—	—	(337,876)
Restricted shares issued April 14, 2014	124	—	—	—	124
Net income	—	—	—	60,204,775	60,204,775
Foreign currency translation	—	—	(11,697)	—	(11,697)
Share-based compensation	—	781,888	—	—	781,888

September 30, 2014	$553,391	$584,474,828	$(99,627)	$196,360,629	$781,289,221

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2013 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 5—Common Stock to these consolidated financial statements.

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30, 2013	Nine months ended September 30, 2014
Cash flows from operating activities
Net income	$30,102,527	$60,204,775

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	25,807,664	33,727,184
Payment of drydocking costs	(1,954,597)	(5,116,513)
Amortization of share-based compensation	578,557	782,012
Amortization of deferred financing costs	1,432,742	2,130,049
Unrealized foreign exchange	(4,124)	(10,608)
Changes in operating assets and liabilities
Accounts receivable	(6,131,023)	5,639,318
Inventories	(4,792,472)	(22,487)
Accrued income and prepaid expenses and other current assets	(93,116)	(1,313,715)
Accounts payable, accrued interest and other liabilities	9,672,170	(2,273,288)

Net cash provided by operating activities	54,618,328	93,746,727

Cash flows from investing activities
Payment to acquire vessels	(386,854,041)	(648,314)
Payment for vessels under construction	(24,762,252)	(93,461,839)
Purchase of other property, plant and equipment	(80,038)	(112,849)
Release of short-term investment	10,000,000	—
Placement of short-term investment	(10,000,000)	—

Net cash used in investing activities	(411,696,331)	(94,223,002)

Cash flows from financing activities
Proceeds from secured term loan facilities	218,700,000	30,000,000
Direct financing costs of secured term loan facilities	(6,785,568)	(450,000)
Repayment of secured term loan facilities	(23,143,127)	(166,187,731)
Issuance costs of 9% senior unsecured bond	(113,645)	—
Proceeds from issuance of stock	75,000,000	—
Issuance costs of stock	(19,978)	(337,876)
Issuance costs of planned stock issue	(1,417,005)	—

Net cash provided / (used) by financing activities	262,220,677	(136,975,607)

Net decrease in cash and cash equivalents	(94,857,326)	(137,451,882)
Cash and cash equivalents at beginning of period	140,870,317	194,740,045

Cash and cash equivalents at end of period	$46,012,991	$57,288,163

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$14,259,742	$19,183,544

Total tax paid during the year	$97,470	$396,249

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

In the opinion of the management of Navigator Holdings Ltd. (the “Company”), the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, necessary for a fair presentation of the financial position of the Company and its subsidiaries as of September 30, 2014; the results of operations for the three and nine months ended September 30, 2014 and 2013; statement of stockholders’ equity for the nine months ended September 30, 2014; and cash flows for the nine months ended September 30, 2014 and 2013.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim reporting. As such, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2013. The results for the period ended September 30, 2014 are not necessarily indicative of results for the full 2014 fiscal year or any other future periods.

2. Revenue Recognition

The Company employs its vessels on time charters or voyage charters. With time charters, the Company receives a fixed charter hire per on-hire day, and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters, the vessel is contracted for a voyage between two or more ports and the Company is paid for the cargo transported.

On April 1, 2013, the Company changed its method of accounting for revenue recognition on voyage charters. Previously, the Company determined that a voyage commenced with loading and completed at the point of discharge. The Company now recognizes revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. The Company has adopted this new policy as it considers the decision to undertake a specific voyage is highly dependent on the location of the vessel’s prior discharge port and the part of the voyage to the load port is a necessary part of the overall profitability of that voyage. Management believes that given the significant increase in the number of vessels in operation and consequently the number of voyage charters undertaken, the results of the Company could be materially distorted by excluding the proportion of the revenue in sailing to the next load port. The effect of this new accounting policy, since its adoption on April 1, 2013, has not been considered material. Its adoption has not resulted in a retrospective adjustment as of or for the year ended December 31, 2013, or for the nine months ended September 30, 2013, as the impact is not considered material.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

3. Vessels in Operation

	Vessel	Drydocking	Total
Cost
December 31, 2013	$1,147,878,454	$14,085,517	$1,161,963,971
Additions	648,314	5,116,513	5,764,827
Transfer from vessels under construction	52,295,224	650,000	52,945,224
Disposals	—	(1,683,334)	(1,683,334)

September 30, 2014	$1,200,821,992	$18,168,696	$1,218,990,688

Accumulated Depreciation
December 31, 2013	$128,760,113	$6,977,307	$135,737,420
Charge for the period	30,717,751	2,862,656	33,580,407
Disposals for the period	—	(1,683,334)	(1,683,334)

September 30, 2014	$159,477,864	$8,156,629	$167,634,493

Net Book Value
September 30, 2014	$1,041,344,128	$10,012,067	$1,051,356,195

December 31, 2013	$1,019,118,341	$7,108,210	$1,026,226,551

On June 20, 2014, Navigator Atlas, the first of the 21,000 cubic meter semi-refrigerated ethylene-capable gas carriers being built at Jiangnan shipyard in China was delivered.

The net book value of vessels that serve as collateral for the Company’s bank loans was $915,970,601 at September 30, 2014.

4. Vessels Under Construction

	2013	2014
Vessels under construction at January 1	$20,110,888	$60,197,486

Payments to shipyard	38,124,000	89,324,000
Transfer to vessels in operation	—	(52,945,224)
Other payments including site team costs and initial stores	1,962,598	4,137,839

Vessels under construction at December 31 / September 30	$60,197,486	$100,714,101

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

5. Common Stock

An investment agreement with affiliates of WL Ross & Co L.L.C., Mr David Butters, Chief Executive Officer of the Company, and a third party was entered into on February 15, 2013, to subscribe for shares of common stock with a value of $75,000,000. 7,500,000 shares were issued and funds were received by the Company on February 25, 2013.

The number of shares of common stock outstanding reflects a 3-for-1 stock split that was effected on October 29, 2013. All references in these consolidated financial statements to the number of common shares, price per share and weighted average number of common shares outstanding prior to the 3-for-1 stock split have been adjusted to reflect this stock split on a retroactive basis, unless otherwise noted.

On November 26, 2013 the Company completed its initial public offering of 13,800,000 shares of its common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. Navigator offered 9,030,000 shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock. Net proceeds received by the company from the sale of 9,030,000 shares of its common stock were approximately $156,400,000, after deducting underwriting discounts and expenses.

The shares began trading on the New York Stock Exchange on November 21, 2013 under the ticker symbol “NVGS”.

6. Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “2008 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock. This 2008 Plan is administered by the Board or a committee of the Board. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

Prior to closing of the Company’s initial public offering in November 2013, this Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards issued prior to the Plan being frozen shall continue to remain outstanding and extend beyond the date the Plan was frozen. Any future equity incentive awards will be granted under the new 2013 Long Term Incentive Plan entered into prior to the closing of the Company’s initial public offering.

In 2013, the Company granted 60,000 shares under the 2008 Plan, with a weighted average value of $10.00 per share, to the Chief Executive of the Company on March 31, 2013 and between April 7, 2013 and April 11, 2013 a further 42,117 shares were granted to the officers and management of the Company with a weighted average value of $10.04 per share. All these shares vest on the third anniversary of the grant date. The fair value of the restricted stock is calculated by multiplying the number of shares by the deemed calculated share value at the grant date.

During the year to December 31, 2013, 258,000 shares of those previously awarded under the 2008 Plan vested with a total fair value of $6,950,520. A further 61,350 shares awarded under the 2008 Plan vested during the nine months to September 30, 2014 at a fair value of $1,802,463.

The 2013 Long Term Incentive Plan (“2013 Plan”) is administered by Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or awards granted under the Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

6. Share-Based Compensation (continued)

On April 14, 2014 the Company granted 12,348 shares under the 2013 Plan, with a weighted average value of $24.29 per share to certain members of the Board of Directors. All of these shares vest on the first anniversary of the grant date.

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the nine months ended September 30, 2014, the Company recognized $522,152 in share-based compensation costs (nine months ended September 30, 2013: $578,557). As of September 30, 2014, there was a total of $726,159 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2013: $948,311) which are expected to be recognized over a weighted average period of 1.10 years (December 31, 2013: 1.53 years).

Restricted share grant activity for the year ended December 31, 2013 and nine months ended September 30, 2014 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2013	369,648	$5.76
Granted	102,117	10.00
Vested	(258,000)	5.26

Balance as of December 31, 2013	213,765	$8.40	1.53 years	$5,758,829
Granted	12,348	24.29
Vested	(61,350)	6.39

Balance as of September 30, 2014	164,763	$10.33	1.10 years	$4,585,354

On April 14, 2014 the Company granted 231,055 share options under the 2013 Plan, with a weighted average value of $7.45 per share to officers and employees of the Company. All options are not exercisable until the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. As these are the first options granted by the Company, the expected term of option granted is anticipated to be the mid-point of the exercisable period. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Expected volatility	25.0%
Expected dividend yield	0.0%
Expected term (in years)	6.5
Risk free rate	2.17%

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

6. Share-Based Compensation (continued)

Options	Number of non- vested restricted options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2014	—	—	—	—
Granted	231,055	$24.29	9.55	—
Vested	—	—	—	—

Balance as of September 30, 2014	231,055	$24.29	9.55	$817,935

Exercisable at September 30, 2014	—	—	—	—

During the nine months ended September 30, 2014, the Company recognized $259,860 in share-based compensation costs relating to options granted under the 2013 Plan. At September 30, 2014, there was $1,460,576 of total unrecognized compensation costs related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 2.54 years.

7. Commitments and Contingencies

The Company occupies office space in London with a lease commencing in March 2012, for a period of ten years, with a mutual break clause after five years, and is paying approximately $515,000 (£321,850) per calendar year. The Company also occupies property in New York paying approximately $231,990 per year. The lease is for a period of five years ending June 30, 2017.

The Company has chartered-in a vessel for a period ending in December 2014 at a fixed monthly rate commensurate with the market rate at the time of fixing the charter.

The Company entered into agreements on April 25, 2012, to purchase four 21,000 cubic meter, semi-refrigerated ethylene-capable liquefied gas carriers to be built at Jiangnan Shipyard in China for an aggregate price of approximately $200,000,000. On June 20, 2014, Navigator Atlas, the first of the 21,000 cubic meter semi-refrigerated ethylene-capable gas carriers was delivered from Jiangnan shipyard in China. Following the delivery of Navigator Europa in October one further newbuild vessel of the same size and class is expected to be delivered during the year to December 2014.

On July 18, 2013, the Company entered into agreements to construct one further 21,000 cubic meter semi-refrigerated ethylene-capable gas carrier and two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $138,000,000, plus options to build two further 22,000 cubic meter semi-refrigerated liquefied gas carriers, at a construction price of $44,000,000. These options were subsequently exercised. These five vessels are scheduled to be delivered between March 2015 and March 2016.

On December 20, 2013, the Company entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77,400,000 at Jiangnan for delivery in April 2016 with an option to construct three further ethane-capable vessels for $78,400,000 each. This option was exercised in April 2014.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

8. Subsequent Events

On October 15, 2014, Navigator Europa, a 21,000 cubic meter semi-refrigerated ethylene-capable gas carriers was delivered from Jiangnan shipyard in China.

During October, The Company ordered the construction of two 22,000 cubic meter semi-refrigerated liquefied gas carriers at Hyundai Mipo Dockyard in South Korea at a construction price of $51.0 million each. These vessels are scheduled to be delivered the first half of 2017. Each of these two vessels will operate under a time charter for an initial term of five years from their delivery, with a charterer’s option, exercisable by May 31, 2015, to extend the time charter for one additional five year term.

The Company has evaluated subsequent events through November 4, 2014, which is the date the financial statements were available to be issued.

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

101	The following financial information from Navigator Holdings Ltd.’s Report on Form 6-K for the quarter ended September 30, 2014, filed with the SEC on November 4, 2014, formatted in Extensible Business Reporting Language (XBRL):

	i.	Unaudited Consolidated Balance Sheets as of December 31, 2013 and September 30, 2014

	ii.	Unaudited Consolidated Statements of Income for the three and nine months ended September 30, 2013 and September 30, 2014

	iii.	Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2013 and September 30, 2014

	iv.	Unaudited Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2013 and the nine months ended September 30, 2014

	v.	Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and September 30, 2014

	vi.	Notes to Unaudited Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 3, 2014	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer